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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was distributed to the public on November 6, 2002.

FOR IMMEDIATE RELEASE                                Contact: David P. Prosperi
                                                              312-435-3456
                                                              dprosperi@cbot.com

CBOT ANNOUNCES RESIGNATION OF DAVID VITALE
AS PRESIDENT AND CEO
NAMES EVP BERNARD DAN AS SUCCESSOR, PROMOTES EVP CAROL BURKE TO ADDITIONAL ROLE OF CHIEF OF STAFF

Chicago, November 5 - The Chicago Board of Trade (CBOT) today announced that its Board of Directors has accepted the resignation of David J. Vitale as President and Chief Executive Officer, effective immediately, and has named Executive Vice President Bernard W. Dan to replace him. The CBOT also announced the promotion of Carol Burke from Executive Vice President and General Counsel to a newly created position of Executive Vice President and Chief of Staff. Bill Farrow, the third member of the CBOT's Office of the President, will continue as Executive Vice President and Chief Information Officer.

In informing the Board of Directors of his resignation, Vitale said, "When I came to the CBOT, I told you my number one goal was to make the exchange a better place, to have the membership say at the end of each year that this institution was running much better than it was at the beginning of the year. As I prepare to leave, I believe I can say we achieved that goal. During the past 18 months we have successfully executed the agenda that I was hired to implement. We have hired high quality professionals to supplement the employee team already in place. And we melded them into an effective organization. I have met many wonderful people in this episode of my career and I am thankful to all of them for their help and support. You have my best wishes for your future."

CBOT Chairman Nickolas J. Neubauer said, "On behalf of our members, I want to thank David Vitale for the work he has performed on behalf of the Exchange. David instilled new business disciplines that continue to pay off for the CBOT from an operational perspective. He helped us return the CBOT to a position of strong financial stability to the point where we have been able to make investments in our infrastructure that will benefit our customers and members. Under David's watch we have strengthened relations with the Chicago Mercantile Exchange, the Chicago Board Options Exchange, and the Board of Trade Clearing Corporation. He also has brought in tremendous professional talent such as Bernie Dan, Bill Farrow and others who, along with Carol Burke and other members of our outstanding senior management team will help the Exchange move forward seamlessly and successfully."

Neubauer added, "Bernie Dan has done a tremendous job as Executive Vice President in the past year and a half, bringing a new level of energy and an outside perspective to the business aspects of the Exchange. He understands the derivatives business and the exchange marketplace, and he has assembled a team of professionals who are developing new products and markets, and better servicing the needs of our customers and members. The CBOT has become a more product-oriented exchange, and under Bernie's leadership, with the support of our members and employees, this effort will continue to flourish."

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Mr. Dan said, "I am honored to take on this responsibility during what I see as a time of tremendous opportunity for the Chicago Board of Trade. The Exchange is on track for a record year in trading volume, which I believe is due in large part to our members and to our hybrid strategy of providing our customers with the best open auction and electronic trading platforms. We will continue to promote the themes of "liquidity, flexibility and integrity" at the Chicago Board of Trade as we strengthen our mix of commodity, interest rate and equity products. I look forward to working with our Board of Directors, members, employees and customers as the Exchange moves to complete its restructuring and positions itself for future growth."

Prior to joining the CBOT in 2001, Mr. Dan served as President and CEO of Cargill Investor Services Inc. (CIS), a wholly owned subsidiary of Cargill Inc. Mr. Dan joined CIS in 1985 and held various operational positions with the company both in Chicago and in Singapore, where he served as Director of Cargill Investor Services (Singapore) Pte. Ltd. from November 1994 until April 1997. He returned to Chicago and was named Vice President and head of Global Execution, a position he held until named President and CEO in 1998. He also has served as a Governor and First Vice Chairman of the Board of Trade Clearing Corporation. Mr. Dan holds a Bachelor of Science degree from St. John's University in Collegeville, Minnesota.

In announcing the promotion of Carol Burke to Executive Vice President and Chief of Staff, Neubauer noted, "Carol has done an outstanding job during her tenure at the Exchange, and her knowledge of our business and her superior management capabilities are augmented by the excellent rapport she has with our members and employees. This new position will give Carol an expanded and important role in all business aspects of the CBOT, and her strategic insights will continue to play a vital part of the Exchange's future successes."

Ms. Burke was appointed Executive Vice President and General Counsel in 1994, where she has served as the Exchange's top strategist on a wide variety of legal and regulatory matters associated with major exchange and industry endeavors. Previously, Ms. Burke served as Vice President and Special Counsel of the CBOT for eight years. She joined the Exchange in 1983 after holding positions in the law firm of Baker & McKenzie in Rome, the Economic Crime Project in Chicago, and the Oklahoma Securities Commission. Ms. Burke holds a Bachelor's degree from Smith College and a Juris Doctor degree from George Washington University.

For more information on the CBOT's products and markets, log on to the exchange web site at www.cbot.com


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT) it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation of sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.